Exhibit 99.1

Xueda Education Group Announces Second Quarter 2012 Financial Results

Net Revenue Increased by 35.2% Year-Over-Year

Total Cash Collections Increased by 52.0% Year-Over-Year

Total Number of Learning Centers Increased by 127 Year-Over-Year to 383

Average Hourly Course Fee Increased by 9.5% Year-Over-Year

Company Raised Full-year Revenue Guidance to $283-293 Million

BEIJING, August 15, 2012 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the second quarter of 2012.

Financial Highlights for Second Quarter 2012

•                  Total net revenue for the second quarter of 2012 increased by 35.2% year-over-year to $96.9 million from $71.6 million for the second quarter of 2011.

•                  Gross profit for the second quarter of 2012 increased by 19.1% year-over-year to $34.5 million from $29.0 million for the second quarter of 2011.

•                  Income from operations for the second quarter of 2012 was $12.8 million, compared to $15.6 million for the second quarter of 2011.

•                  Net income attributable to Xueda Education Group for the second quarter of 2012 was $13.0 million compared to net income of $15.1 million for the second quarter of 2011.

•                  Basic and diluted net income attributable to Xueda Education Group per American Depositary Share (“ADS”) were $0.20 for the second quarter of 2012, compared to basic net income attributable to Xueda Education Group per ADS of $0.22 and diluted net income attributable to Xueda Education Group per ADS of $0.21 for the second quarter of 2011. Each ADS represents two ordinary shares of the Company.

•                  Cash, cash equivalents and short-term investments as of June 30, 2012 decreased to $224.6 million from $225.7 million as of December 31, 2011.

•                  Total cash collections in the second quarter of 2012 increased by 52.0% year-over-year to $86.8 million from $57.1 million in the second quarter of 2011.

Operational Highlights for Second Quarter 2012

•                  Total number of learning centers increased to 383 as of the end of the second quarter of 2012, up from 256 learning centers as of the second quarter of 2011 and 342 learning centers as of the end of the previous quarter.

•                  Course hours delivered in the second quarter of 2012 increased by 20.7% year-over-year to 3.50 million hours from 2.90 million hours in the second quarter of 2011.

•                  Total number of students served in the second quarter of 2012 increased by 19.8% year-over-year to 79,443 students from 66,340 students in the second quarter of 2011.

•                  Full-time headcount of teaching staff totaled 14,275, including 10,019 instructors, 2,550 education consultants and 1,706 study counselors, as of June 30, 2012.

•                  Average hourly course fee in the second quarter of 2012 increased by 9.5% year-over-year to $28.7 from $26.2 in the second quarter of 2011.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We are pleased to report a strong quarter with revenue growth exceeding our expectation.  We again achieved strong double-digit growth and delivered solid performance across our key operating metrics. In the first half of 2012, we focused strategically on reaccelerating our revenue growth and further expanding our national learning center network. For the remainder of 2012, we expect to see more positive results from the investments and initiatives that we have made. As reflected by our raised full-year guidance, we are confident in our ability to continue to strengthen our market leadership and drive greater profitability in the coming quarters on a year- over-year basis.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “Our second quarter gross margin continued to improve noticeably to 35.6% from 25.0% a quarter ago. The profitability from learning centers in operation for one year or longer remains strong, and we are very pleased to note that the gross margin from these learning centers was solid at 41.0% during the quarter. Looking ahead, we will remain focused on improving utilization of our learning centers and controlling overhead costs to further expand profitability.”

Second Quarter 2012 Financial and Operating Results

Total net revenue in the second quarter of 2012 increased by 35.2% year-over-year to $96.9 million from $71.6 million in the second quarter of 2011. $16.2 million, or 64.2%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $9.1 million, or 35.8%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the second quarter of 2012.

Cost of revenue in the second quarter of 2012 increased by 46.1% year-over-year to $62.4 million from $42.7 million in the second quarter of 2011. This increase was primarily due to an increase of $13.9 million in teaching staff costs and an increase of $4.9 million in rental costs and depreciation costs as a result of our expanded operations.

Gross profit in the second quarter of 2012 increased by 19.1% year-over-year to $34.5 million from $29.0 million in the second quarter of 2011. Gross margin in the second quarter of 2012 was 35.6%, compared to 40.4% in the second quarter of 2011 and 25.0% in the first quarter of 2012.

Total operating expenses in the second quarter of 2012 increased by 60.6% year-over-year to $21.7 million from $13.5 million in the second quarter of 2011. Total operating expenses accounted for 22.4% of total net revenue in the second quarter of 2012, compared to 18.9% a year ago.

General and administrative expenses in the second quarter of 2012 increased by 62.9% year-over-year to $12.9 million from $7.9 million in the second quarter of 2011. The increase was primarily due to expanded staff to support the Company’s expanded operations.

Selling and marketing expenses in the second quarter of 2012 increased by 57.4% year-over-year to $8.8 million from $5.6 million for the second quarter of 2011. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities.

Income from operations in the second quarter of 2012 was $12.8 million, compared to income from operations of $15.6 million for the second quarter of 2011.

Interest income for the second quarter of 2012 increased by 64.6% year-over-year to $1.8 million from $1.1 million in the second quarter of 2011.

Net income attributable to Xueda Education Group for the second quarter of 2012 was $13.0 million, compared to net income attributable to Xueda Education Group of $15.1 million in the second quarter of 2011.

Non-GAAP(1) net income attributable to Xueda Education Group for the second quarter of 2012 was $13.9 million, compared to non-GAAP net income attributable to Xueda Education Group of $16.6 million for the second quarter of 2011.

Basic net income attributable to Xueda Education Group per ADS for the second quarter of 2012 was $0.20, compared to basic net income attributable to Xueda Education Group per ADS of $0.22 for the second quarter of 2011. Non-GAAP basic net income attributable to Xueda Education Group per ADS for the second quarter of 2012 was $0.21, compared to non-GAAP basic net income attributable to Xueda Education Group per ADS of $0.24 for the second quarter of 2011.

Diluted net income attributable to Xueda Education Group per ADS for the second quarter of 2012 was $0.20, compared to diluted net income attributable to Xueda Education Group per ADS of $0.21 for the second quarter of 2011. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the second quarter of 2012 was $0.21, compared to non-GAAP diluted net income attributable to Xueda Education Group per ADS of $0.23 for the second quarter of 2011.

As of June 30, 2012, the Company had cash and cash equivalents plus short-term investments totaling $224.6 million, compared to $225.7 million as of December 31, 2011.

Deferred revenues were $102.8 million as of June 30, 2012, compared to $101.4 million as of December 31, 2011.

ADS Repurchases

As of August 14, 2012, under the Company’s authorized plan to repurchase up to $30 million worth of the Company’s outstanding ADSs approved by Board of Directors in September 2011, the Company has repurchased an aggregate of approximately 4.0 million ADSs at an average price of $3.49 per ADS for a total of $14.1 million.

Acquisition of Minority Equity Investment of Firstleap Education

In August 2012, the Company purchased, for consideration of $4.8 million, a 12.72% equity interest in Firstleap Education, a company incorporated in the Cayman Islands that has over three years of operating history in providing English tutoring services to 2- to 10-year-old children in China (“Firstleap”). The Company expects this investment in the long term to expand its service offerings, strengthen its position in the private tutoring sector and diversify its revenue

(1)         All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

contributions.  In contemplation of this investment, Beijing Xueda Information Technology Co., Ltd., the Company’s variable interest entity, extended a loan of RMB20.0 million in early May 2012 to Beijing Lebai Education Consulting Co., Ltd., Firstleap’s variable interest entity that operates all Firstleap’s business in China (“Beijing Lebai”).  This loan bears interest at a rate of 10% per annum and will be repayable in November 2012.  Firstleap’s wholly owned subsidiary in China has provided a joint and severable guarantee for this loan.

Business Outlook

The Company currently expects its net revenue for the third quarter of 2012 to be in the estimated range of $65.7 million to $68.3 million, an increase of approximately 27.5% to 32.5% from the same quarter of the previous year.

The Company raises its expectation of net revenue for the full year 2012 to the estimated range of $283.0 million to $293.0 million, an increase of approximately 27.5% to 32.0% from the full year 2011, compared to its prior expectation of $272.0 million to $282.0 million.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 9:00 p.m. EDT on Wednesday, August 15, 2012 (or 9:00 a.m. Beijing Time on Thursday, August 16, 2012) to discuss the unaudited second quarter results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994

China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	12468809

A replay of the webcast will be accessible through August 22, 2012 on http://ir.xueda.com or by dialing:

United States toll free:	1-866-214-5335
US Toll/International:	1-718-354-1232
Conference ID:	12468809

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 383 learning centers and 14,275 full-time teaching professionals, serving customers located in 73 economically developed cities across 28 provinces and municipalities as of June 30, 2012.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou
Tel: +86-10-6427-8899 ext. 6619
Email: zhouqi_1@21edu.com

Asia Bridge Capital Limited
Wendy Sun
Tel: +86-10-8556-9033 (China)
+1-888-550-8392 (U.S.)
Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	June 30, 2012	December 31, 2011
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	171,059	217,746
Short-term investments	53,518	7,944
Prepaid expenses and other current assets	20,193	18,645
Amounts due from related party	133	43
Deferred tax assets-current	3,681	3,618
Loan receivable	3,148	—
Total current assets	251,732	247,996
Property and equipment, net	45,283	35,613
Acquired intangible assets, net	592	—
Rental deposits	4,503	3,787
Goodwill	2,780	863
Other non-current assets	4,714	1,576
Total assets	309,604	289,835

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $80,763 and $79,095 as of June 30, 2012 and December 31, 2011, respectively)	80,763	79,095
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $21,649 and $17,482 as of June 30, 2012 and December 31, 2011, respectively)	22,359	19,753
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,834 and $4,047 as of June 30, 2012 and December 31, 2011, respectively)	6,580	4,047
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $2,414 and $1,663 as of June 30, 2012 and December 31, 2011, respectively)	3,493	1,980
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2012 and December 31, 2011, respectively)	347	371
Total current liabilities	113,542	105,246
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $21,989 and $22,309 as of June 30, 2012 and December 31, 2011, respectively)	21,989	22,309
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2012 and December 31, 2011, respectively)	780	929
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $148 and $nil as of June 30, 2012 and December 31, 2011, respectively)	148	—

Total liabilities	136,459	128,484

Total Xueda Education Group’s equity	172,485	161,351
Noncontrolling interests	660	—
Total equity	173,145	161,351
Total liabilities and equity	309,604	289,835

Note: The above financial information as of and for the year ended December 31, 2011 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2011.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of ADSs and per ADS data)

	Three Months Ended June 30,
	2012	2011

Net revenues	96,851	71,645
Cost of revenues	(62,356)	(42,672)
Gross profit	34,495	28,973

Operating expenses
General and administrative	(12,918)	(7,932)
Selling and marketing	(8,776)	(5,576)
Total operating expenses	(21,694)	(13,508)
Government subsidies	—	156
Income from operations	12,801	15,621
Interest income	1,761	1,070
Income before income tax expenses	14,562	16,691
Income tax expense	(1,572)	(1,572)

Net income	12,990	15,119
Less: Noncontrolling interests, net of taxes	(35)	—
Net income attributable to Xueda Education Group	13,025	15,119

Net income attributable to Xueda Education Group per ADS:
Net income attributable to Xueda Education Group
Basic	0.20	0.22
Diluted	0.20	0.21

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	66,234,331	69,204,573
Diluted	66,547,363	71,963,844

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of $)

	Three Months Ended June 30,
	2012	2011
Net income	12,990	15,119
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(17)	73
Total comprehensive income	12,973	15,192
Less: comprehensive income attributable to non-controlling interest	—	—
Total comprehensive income attributable to Xueda Education Group	12,973	15,192

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHARE-BASED COMPENSATION

(In thousands of $)

	Three Months Ended June 30,
	2012	2011
Share-based compensation expense included in:
Cost of revenues	1	3
Selling and marketing expenses	2	4
General and administrative expenses	834	1,483
Total	837	1,490

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES)

(in thousands of $)

	Three Months Ended June 30,
	2012	2011

Cost of revenue	(62,356)	(42,672)
Share-based compensation expense included in cost of revenue	1	3
Non-GAAP cost of revenue	(62,355)	(42,669)

General and administrative expenses	(12,918)	(7,932)
Share-based compensation expense included in general and administrative expenses	834	1,483
Non-GAAP general and administrative expenses	(12,084)	(6,449)

Selling and marketing expenses	(8,776)	(5,576)
Share-based compensation expense included in selling and marketing expenses	2	4
Non-GAAP selling and marketing expenses	(8,774)	(5,572)

Total costs and operating expenses	(84,050)	(56,180)
Share-based compensation expenses	837	1,490
Non-GAAP costs and operating expenses	(83,213)	(54,690)

Gross profit	34,495	28,973
Share-based compensation expenses	1	3
Non-GAAP gross profit	34,496	28,976

Income from operations	12,801	15,621
Share-based compensation expenses	837	1,490
Non-GAAP income from operations	13,638	17,111

Net income attributable to Xueda Education Group	13,025	15,119
Share-based compensation expenses	837	1,490
Non-GAAP net income attributable to Xueda Education Group	13,862	16,609

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.21	0.24
Diluted	0.21	0.23

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	66,234,331	69,204,573
Diluted	66,547,363	71,963,844